Exhibit 99.1

JD.com Upsizes and Extends Authorization Under Existing Share Repurchase Program

Beijing, China, December 29, 2021––JD.com, Inc. (the “Company” or “JD.com”) (Nasdaq: JD; HKEx: 9618), a leading supply chain-based technology and service provider, today announced that the Company’s Board of Directors has approved modifications to its existing share repurchase program adopted in March 2020, pursuant to which the repurchase authorization has increased from US$2.0 billion to US$3.0 billion and has been extended until March 17, 2024.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

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Ruiyu Li

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+86 (10) 8912-6804

IR@JD.com

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+86 (10) 8911-6155

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